Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 23, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maywood Acquisition Corp Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 29, 2024 CIK: 0002028355

Ladies and Gentlemen:

On behalf of Maywood Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, September 13, 2024, relating to the above-captioned amended Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.

We note your response to comment 15 and your revised disclosure on the cover page indicating that you do not expect any purchase of units by the non-managing sponsor investors to negatively impact your ability to meet Nasdaq listing requirements. We further note your risk factor disclosure on page 178 indicating that "non-managing sponsor investors have expressed an interest in purchasing up to an aggregate of approximately units in this offering... which may make it difficult to maintain the quotation, listing or trading of its securities on a national securities exchange." Please revise as appropriate for consistency and provide a cross reference to the relevant risk factor.

We have revised the disclosure on the cover page of the prospectus as requested.

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Securities and Exchange Commission

September 23, 2024

Risk Factors

The nominal purchase price paid by our sponsor for the founder shares  , page 73

2.

Clarify why the implied value per Class A ordinary share differs from the Net Tangible Book Value per Class A ordinary share that you disclose on page 92, and why you disclose two different measures of dilution.

We have revised the disclosure on pages 73 and 92 of the Registration Statement as requested.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc: Zikang Wu

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